

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2015

Mr. Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

>   **Re: Macy's, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2015**
>   **Filed April 1, 2015**
>   **Form 10-Q for the Quarterly Period Ended May 2, 2015**
>   **Filed June 4, 2015**
>   **File No. 1-13536**

Dear Mr. Broderick:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Management's Discussion and Analysis of Financial Condition …, page 14

1.   We note your disclosure on page 17 of comparable sales growth for departments licensed to third parties and on an owned plus licensed basis. In a comment letter issued to you on June 10, 2014, we previously indicated that we would not object to your presentation of these measures provided that each time you present these measures, you include disclosure clearly stating that commissions from departments licensed to third parties are immaterial or quantifying such commission revenue. Although you indicated to us in a response letter dated June 12, 2014 that you would disclose, in close proximity to any presentation of these metrics, that the amounts of commission earned on licensed department sales are immaterial to your results of operations, we cannot find such disclosure in your filings and earnings releases containing these metrics. Please tell us why you have not provided the requested disclosure in your filings and earnings releases.

Comparisons of 2014 and 2013, page 22

2.   We note your disclosure on page 22 that the company continues to "benefit from the My Macy's localization, Omnichannel and Magic Selling strategies." We also note your disclosure that investments in the omnichannel initiative will continue to increase. In future reports please discuss any material impacts these strategies have on the company's results of operation. In this regard, we note your Chief Financial Officer's remarks during the February 24, 2015 conference call that digital channel initiatives such as buy online/pickup in-store lead to "radiated sales."

Financial Statements for the Fiscal Year Ended January 31, 2015

Note 1. Organization and Summary of Significant Accounting Policies

Loyalty Programs, page F-10

3.   We note that you have a loyalty program and recognize the estimated net amount of the rewards that will be earned and redeemed as a reduction to net sales. If, as we assume, your accounting policy is to defer a portion of the revenue for customer transactions earning the rewards until those rewards are redeemed, please tell us where on your statements of income you classify the cost of the free product distributed to customers at the redemption date. Additionally, please quantify for us the loyalty program accrual as of each balance sheet date presented in your filing as well as the sales reductions and costs of free product amounts reflected in each statement of operations presented.

Note 7. Accounts Payable and Accrued Liabilities, page F-22

4.   We note that you record adjustments to the allowance for future sales returns within cost of sales. Please explain to us in more detail how you determine and record your allowance for sales returns. It is unclear to us if you are recording an adjustment for the net gross profit impact of expected returns or if you are reducing sales and cost of sales on a gross basis to reflect estimated returns. Please refer to ASC 605-15-45-1.

Note 9. Retirement Plans, page F-25

5.   Please tell us the reason for the decrease in the amortization of your net actuarial loss from fiscal 2013 to 2014.

Form 10-Q for the Quarterly Period Ended May 2, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

6.   We note the disclosure on page 18 of your quarterly report for the period ended May 2, 2015 that you plan to open four pilot Macy's Backstage locations in New York City. We also note that you plan to open your fourteenth Bloomingdale's Outlet store later this year. Please tell us whether and how the off-price trend within the retail sector is likely to have an impact on future gross profits or your operating income, with a view to understanding how pricing and/or merchandizing strategies will differ with respect to these stores and the relatively profitability of these stores. For additional guidance refer to SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

7.   In future filings, to the extent material, please address the strengthening of the U.S. dollar relative to foreign currencies and the impact this trend may have on your results of operation. In this regard we note your Chief Financial Officer's remarks during the May 13, 2015 earnings call that sales from international tourists are "down significantly" as a result of the strong U.S. dollar. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

8.   Although you acquired Bluemercury, Inc. during the first quarter of fiscal 2015 and your CFO indicated during the May 13, 2015 earnings call that total sales "are being helped by" the acquisition, it does not appear that you reference Bluemercury within your results of operations discussion for the most recent quarter. Please tell us the contribution of Bluemercury to your first quarter revenues and how you determined you did not need to discuss the impact of this acquisition as part of explaining changes in your results of operations. If Bluemercury is immaterial to your consolidated results, please consider clearly conveying this message to your investors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Dennis J. Broderick
Macy's, Inc.
August 4, 2015
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief